TUNGRAY TECHNOLOGIES INC

May 19, 2023

Kyle Wiley

Staff Attorney
United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C., 20549

Re:	Tungray Technologies Inc Amendment No. 2 to Registration Statement on Form F-1 Filed April 25, 2023 File No. 333-270434

Dear Mr. Wiley:

This letter is in response to the letter dated May 4, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed Tungray Technologies Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1
Consolidated Statements of Cash Flows, page F-7

1.	Referencing ASC 230 please tell us why the related party repayments and loans are classified as cash provided by and used in investing activities. In doing so, please tell us your consideration of classifying the proceeds as cash provided by financing activities pursuant to ASC 230-10-45-14b.

Response: The Company respectfully acknowledges the staff that related party repayments and loans were classified as cash provided by and used in investing activities in accordance with ASC 230-10-45. Under ASC 230-10-45-12, cash inflows from investing activities include receipts form collections or sales of loans by the entity and of other entities’ debt instruments and Under ASC 230-10-45-13, cash outflows for investing activities include disbursements for loans made by the entity and payments to acquire debt instruments of other entities. The Company made related-party loans to those related parties and received repayments back. Therefore, the Company classified the cash provided by related party repayments and used in related party loans as investing activities.

Kyle Wiley

Staff Attorney

U.S. Securities and Exchange Commission

May 10, 2023

As discussed in ASC 230-10-45-14, borrowing money and repaying or settling the obligation are classified as financing activities. The Company classified proceeds received from borrowing loans payable as cash provided by financing activities.

Note 11. Related party balances and transactions

Loans receivable - related parties, page F-27

2.	We note your disclosure that you distributed the "remaining majority" of the declared dividends to shareholders. Please disclose here, and elsewhere as appropriate, the date of the distribution, the total dollar amount of dividends paid and where the cash distribution is classified in the Statements of Cash Flows. Furthermore, please clarify the facts and circumstances of the cash dividend that appears to have been a precondition for the shareholders to in turn repay outstanding loan balances.

Response: Tungray Singapore and Tung Resource became the Company’s subsidiaries on November 22, 2022. The declaration of dividends by Tungray Singapore and Tung Resource in the respective amounts of SGD 2,500,000 (approximately $1.8 million) and SGD 3,500,000 (approximately $2.6 million) occurred on November 15, 2022, to their respective then shareholders. The dividends were first offset with $951,209 of loans receivable within Tungray Singapore, and $1,654,389 ($171,017 and $1,483,372 by Tungray Singapore and Tung Resource, respectively) was paid in November and December 2022 which is classified in the cash used in financing activities in the Statements of Cash Flows. As of the date hereof, Tungray Singapore and Tung Resource had remaining unpaid balance of dividends of $738,002 and $1,085,404, respectively, which was recorded as other payables – related parties. The Company has revised the disclosures of Note 11 on page F-27 and Note 12 on page F-30 of the Registration Statement to disclose the dividend distribution details.

We respectfully advise the Staff that the declaration and payment of cash dividends was not a precondition for the then shareholders to repay outstanding loan balances. Had Tungray Singapore and Tung Resource not declared any cash dividends, such shareholders would have repaid their loan balances through other sources of funds.

General

3.	We note your response to prior comment 3. Please clearly indicate in your disclosure whether you relied on an opinion of counsel when determining whether PRC laws and other obligations applied to your business and this offering.

Response: The Company respectfully submits that we do not rely on the opinion of counsel when determining whether the Trial Measures promulgated on February 17, 2023 and other related PRC laws and obligations applied to our business and this offering. We believe that we are not required to obtain the approval from or complete the filing with the CSRC for this offering and thus have not submitted an application for approval for this offering with the CSRC pursuant to the Trial Measures, based on the facts that (1) we do not meet the explicit conditions set out in the Trial Measures to determine whether an overseas offering shall be deemed as an indirect overseas offering and listing by a domestic company; and (2) the majority of our operations are not in the mainland China. Pursuant to the Staff’s comment, we have revised the Amended Registration Statement on page 3, page 19, and page 55 to indicate that we do not rely on the opinion of counsel in making such determination.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Very truly yours,

[Signature Page Follows]

Kyle Wiley

Staff Attorney

U.S. Securities and Exchange Commission

May 19, 2023

By:	/s/ Wanjun Yao
Wanjun Yao
Chief Executive Officer

Jinhua (Anna) Wang, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter – Tungray Technologies Inc]